

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4720

July 16, 2009

Via U.S. Mail and facsimile to (202) 464-1134

William H. Lagos
Senior Vice President and Chief Financial Officer
Southern National Bancorp of Virginia, Inc.
6830 Old Dominion Drive
McLean, Virginia 22101

> **RE:** **Southern National Bancorp of Virginia, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Period Ended March 31, 2009**
> **File No. 001-33037**

Dear Mr. Lagos,

     We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief